FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item

1.
Material Fact, dated March 12, 2009, of the registrant’s subsidiary, Cosan S.A. Indústria e Comércio (the “Company”), regarding Binding Memorandum of Understanding signed with Rezende Barbosa S.A. Administração e Participações, controlling shareholder of Nova América S.A. Agroenergia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 13, 2009	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045	NOVA AMÉRICA AGROENERGIA CNPJ/MF nº 62.092.739/0001.28 NIRE 35.300.127.242

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (“COSAN”, Bovespa: CSAN3) and NOVA AMÉRICA S.A. AGROENERGIA (“NAA”), in accordance with the terms of CVM Rule No. 358, of January 3, 2002, informs the markets that on March 12, 2009 COSAN signed a Binding Memorandum of Understandings (“Memorandum”) with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), the controlling shareholder of NAA and of certain other assets related to the trading, logistics and industrialization of sugar and ethanol, as well as to the cogeneration of energy (“Nova America”), to enable a corporate reorganization of both groups that will result in the combination of the activities in the sugar-ethanol sector of COSAN and Nova America through, the merger of Nova America into COSAN (“Corporate Reorganization”).

With an estimated crushing capacity of 10.6 million tons of sugar cane for the 2009/2010 harvest, Nova America is one of the 10 largest groups in the Brazilian sugar-ethanol sector and one of the most traditional companies in the industry. Nova America is the owner of the Tarumã, Maracaí and Parálcool plants, located in the Southwest of São Paulo, and the Caarapó plant, located in Mato Grosso do Sul. Therefore, the geographic location of the plants owned by Nova America is highly complemetary to the location of the plants of COSAN, allowing the merger to create important logistical and operational synergies, including through the creation of an additional cluster in the Southwest of São Paulo with the Ipaussu plant.

Unit	Crushing Capacity (MM ton)	Sugar Production (‘000 ton)	Ethanol Production (‘000 m3)	Cogeneration (MWh)
Tarumã	4.5	315	180	18
Maracaí	3.6	292	126	130
Parálcool	1.2	75	62	-
Caarapó**	1.3	88	43	82
Total	10.6	770	411	230

* Exported energy; ** Greenfield, operation startup in the 09/10 crop. As of the 10/11 crop, capacity will reach 2.5 million tons.

In addition to the four sugar and ethanol production plants, Nova America's assets include the traditional ”União” brand, the leader in sales of refined sugar to retail in Brazil; as well as two sugar refineries (Piedade and Tarumã), four sugar packaging sites (Piedade, Tarumã, Sertãozinho and Araquari), and a 51% stake in Teaçu Armazéns Gerais S.A. (“Teaçú”). Moreover, COSAN will also purchase from Rezende Barbosa, for R$ 4.0 million, an 8% stake in Terminal Exportador de Álcool de Santos S.A. (“TEAS”).

After the Corporate Reorganization and together with COSAN’s own 19 plants, COSAN will increase its annual crushing capacity to, approximately, 60 million tons of sugar cane, and its network of plants to 23. Moreover, upon completion of the merger COSAN will further strengthen its logistical capacity because COSAN will then own 100% of Teaçu, that together with Cosan Portuária, has an annual loading capacity of 8.5 million tons of sugar, as well as a 40% interest in Teas, that has an annual loading capacity of 650 million liters of ethanol. Both assets will give COSAN important competitive advantages.

Based on preliminary studies of the economic value of COSAN and Rezende Barbosa, the two companies believe that, after the Corporate Reorganization, Rezende Barbosa will hold shares representing 11% of COSAN's capital stock. This means that Rezende Barbosa will become one of COSAN's main shareholders and will have the right to a representative on its Board of Directors. Rezende Barbosa's shareholding in COSAN is subject to verification and confirmation by the appraisal report to be prepared in connection with the merger. Moreover, in the event that certain receivables of Nova America, in the amount of R$ 125 million, are effectively received, Rezende Barbosa will be entitled to additional shares representing 0.89% of COSAN's capital stock.

The financial liabilities of Nova America, including loans from BNDES, amounts to R$ 1.145 billion.  In this connection, COSAN informs that it is in the final stage of renegotiation of the conditions of a portion of such financing, in order to to extend the current debt maturity to 5 years, through export pre-payment facilities, in exchange for the substitution of guarentees and collateral provided, directly or indirectly by Resende Barbosa, its shareholders and affiliates of Rezende Barbosa. We note that such guarantees and collateral substitution is a condition to the merger. The completion of the association and the subsequent merger of Nova America into COSAN, are subject to the replacement of security mentioned above, as well as to the results of the appraisal report to be prepared for the merger.

Through this merger COSAN and Nova America show once again their complete confidence in Brazil and in the Brazilian sugar-ethanol sector.

São Paulo, March 12, 2009

Paulo Diniz	Alberto Asato
CFO and Investor Relations Officer Cosan S.A. Indústria e Comércio	Superintendent and Investor Relations Officer Nova América S.A. Agroenergia